UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

Global Pari-Mutuel Services, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

37946Q101
(CUSIP Number)

Bendigo Partners LLC
1200 Broadway, Suite 8B
New York, New York 10001
(917) 338-7323
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS BENDIGO PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,133,233*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,133,233*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,133,233*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%**
14	TYPE OF REPORTING PERSON OO

*Represents shares underlying the Stock Option (as defined in the Schedule 13D (as defined below)) with respect to which the Stock Option is exercisable or will become exercisable within 60 days following the date of this Amendment No. 1 to Schedule 13D.  The number of shares reported herein does not include an aggregate of 23,666,595 shares of common stock (the “Unvested Shares”)  issuable upon exercise of the Stock Option, with respect to which the Stock Option is not currently exercisable and will not become exercisable within 60 days.  The Stock Option will become exercisable with respect to 4,733,319 of the Unvested Shares on each of November 30, 2011, April 1, 2012, July 1, 2012, October 1, 2012 and January 1, 2013.

**The percentages of the outstanding shares of common stock reported herein are calculated based on  215,769,316 shares of the Issuer’s common stock outstanding as of August 2, 2011 (based on the number of shares of outstanding common stock reported in Amendment No. 4 to the Registration Statement on Form 10/A of the Issuer filed with the Securities and Exchange Commission on June 9, 2011).

This Amendment No. 1 is filed by Bendigo Partners LLC, a New York limited liability company (the “Reporting Person”), and amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on May 2, 2011 (the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (“Common Stock”) of Global Pari-Mutuel Services, Inc. (the “Issuer”).   Except as specifically amended hereby, the Schedule 13D remains in full force and effect.  Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Consulting Agreement provides that the Reporting Person may terminate the Consulting Agreement in the event of a material breach of a provision thereof by the Issuer to the extent such breach, if curable, remains uncured for a period of thirty (30) days following written notice of such breach from the Reporting Person to the Issuer.  On June 15, 2011, the Reporting Person notified the Issuer that the Issuer was in material breach of the Consulting Agreement as a result of the Issuer’s failure to pay the Reporting Person its $250,000 monthly fee under the Consulting Agreement on each of May 1, 2011 and June 1, 2011, which breach has not been cured to date.  On July 25, 2011, the Reporting Person terminated the Consulting Agreement in accordance with its terms.

The Option Agreement provides that if the Reporting Person terminates the Consulting Agreement for cause, then the unvested portion of the Option will not be forfeited and will continue to vest in accordance with the vesting schedule set forth in the Option Agreement.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 215,769,316 shares of Common Stock outstanding, which is the total number of shares  of Common Stock outstanding as reported in Amendment No. 4 to the Registration Statement on Form 10/A of the Issuer filed with the Securities and Exchange Commission on June 9, 2011.

As of August 2, 2011, the Reporting Person beneficially owns 33,133,233 shares of Common Stock, constituting 13.3% of the Common Stock outstanding, consisting entirely of shares underlying the Option with respect to which the Option is currently exercisable or will become exercisable within 60 days following the date hereof.

(b)           The Reporting Person has the sole power to vote and dispose of the shares of Common Stock reported herein.

(c)           There have been no transactions in securities of the Issuer during the past sixty days by the Reporting Person.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2011	BENDIGO PARTNERS LLC

	By:	/s/ R. Jarrett Lilien
		Name:	R. Jarrett Lilien
		Title:	Chief Executive Officer